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                                                                     EXHIBIT 4.3




                                                          Prague on 17 June 2002
                                                          Ref. No. 5379/2002-610

The Czech Telecommunications Office (hereinafter the "Office") as a competent authority of the state administration hereby issues, pursuant to section 102
(1), section 95 (3) (a) and section 14 (1) (a) onwards of Act No. 151/2000 regulating telecommunications and amending other acts, as amended by Act No. 274/2001 Coll. (hereinafter the "Act") and based on the data provided in the letter of 27 April 2001 2001 and completed on 29 June 2001, 11 January 2002 and 19 March 2002 the following Decision on granting



                            TELECOMMUNICATION LICENCE

        TO ESTABLISH AND OPERATE PUBLIC MOBILE TELECOMMUNICATION NETWORK
                             UNDER THE GSM STANDARD


to the company                       CESKY MOBIL A.S.
with the registered office at        VINOHRADSKA 167, PRAGUE 10, POSTCODE 100 00
business identification number       25 78 80 01

(hereinafter referred to as the "Telecommunication Licence Holder")

within the following extent and under the following conditions:


A.    Type and scope of public telecommunication network

1. The Telecommunication Licence Holder is entitled to establish and operate public mobile telecommunication network under the GSM standard (hereinafter the "Telecommunication Network") through which mobile telecommunication services will be provided on the whole territory of the Czech Republic.

2. The telecommunication network under clause 1 consists of base transmission stations of the telecommunication network in the frequency bands 900 and 1800 MHz, fixed connections operated by the Telecommunication Licence Holder or


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      leased from authorised operators and other telecommunication equipment necessary for the telecommunication network operation.

3. The telecommunication network is interconnected with telecommunication networks of other operators, in compliance with valid legal regulations, in technically capable places of the telecommunication network agreed upon with the authorized operators of the telecommunication networks.

4. The Telecommunication Licence Holder is entitled to conclude agreements with foreign entities to interconnect telecommunication network operated by the Telecommunication Licence Holder with telecommunication networks of other authorized operators to provide international telecommunication services from other countries to the Czech Republic and from the Czech Republic to other countries.


B. Frequency bands allocated to telecommunication network

5. The following frequency bands have been allocated to the Telecommunication Licence Holder necessary for the telecommunication activity (the first and the last allocated frequency of each section is specified):

      a)    890,2 /935,2 -- 894,0/939,0 MHz (channels No. 1 -- 20)
      b)    1763,0 / 1858,0 -- 1776,8 /1871,8 MHz (channels No. 776 -- 845)
      c)    1777,0 / 1872,5 -- 1778,8 /1873,8 MHz (channels No. 846 -- 865)


6. The Licence Holder is authorized to ask for additional GSM frequencies provided that the frequencies under item 5 have been used up and that additional frequencies are necessary for the telecommunication activity and that the requested frequencies were released and determined for that particular purpose and will be used by the licence Holder no later than within six months after they are allocated.

7. General conditions of using the allocated frequencies by BTSs are specified in the permit to operate transmission radio equipment issued by the Office based on an application pursuant to section 57 of the Telecommunications Act. Conditions of using the allocated frequencies by mobile stations are specified in respective general licence.

8. The Telecommunication Licence Holder is entitled to make decisions, at its discretion, on using the frequencies by BTSs within the scope of allocated frequency bands laid down in clause 5 above and under the general conditions of the allocated frequencies using under clause 7 above. The Telecommunication Licence Holder is obliged to co-ordinate the using of allocated frequencies with other GSM telecommunication network operators whose frequencies are adjacent to the frequencies allocated to the Telecommunication Licence Holder, or with other operators if the coordination is necessary. The Office shall provide the


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      Telecommunication Licence Holder at his request with the data necessary for the co-ordination of the allocated frequencies.

9. At the Licence Holder's request, the Office shall carry out international coordination as well as national inter-branch co-ordination of the frequencies being used according to international and national agreements in effect. Pursuant to international and national agreements the Office may delegate the Telecommunication Licence Holder to carry out the co-ordination.

10. After a prior consent given by the Office, the Telecommunication Licence Holder is entitled to exchange, from case to case, the allocated GSM frequencies with frequencies allocated to another GSM telecommunication network operators provided that such an exchange is necessary due to compatibility with networks of other GSM telecommunication networks operators, is limited to particular places, is justified with technical requirements and is not misused for restriction of competition when providing the telecommunication services. Both operators of GSM telecommunication networks interested in the exchange of the frequencies shall submit an application to the Office.

11. As of 31 January and as of 31 July of each year, the Telecommunication Licence Holder is obliged to submit the Office a summary of all base stations operated at the end of the previous half-year and technical parameters of these base stations.

12. In co-operation with operators of other GSM telecommunication networks the Telecommunication Licence Holder shall also solve cases of mutual interference between telecommunication networks operated by these operators. Should the GSM telecommunication network operators not agree on the method of the interference elimination, the dispute shall be settled by the Office.

13. Fixed connections, which are part of the Licence Holder's telecommunication network fixed infrastructure and have been established through transmission radio equipment, will be operated under a permit to operate transmission radio equipment issued by the Office based on an application filed by the Telecommunication Licence Holder, unless the general licence to operate such equipment has been issued.


C. TECHNICAL CONDITIONS REQUIRED TO ENSURE INTEGRITY OF THE PUBLIC TELECOMMUNICATION NETWORK

14.   The Telecommunication Licence Holder is obliged:

      a) when establishing and operating the telecommunication network under clause 1 above, to adhere to respective legal regulations, measures taken and issued by the Office, numbering and network plans and the Czech National Standards (CNS), even those issued after the Decision on the Telecommunication Licence granting comes into force;


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      b)   to perform telecommunication activities under clause 1 above in compliance with technical parameters corresponding to international recommendations and ETSI standards;

      c) to enable other authorized operators of the telecommunication networks and providers of the telecommunication services direct and indirect interconnection with the telecommunication network operated by the Telecommunication Licence Holder in compliance with the law.

15. The Telecommunication Licence Holder is obliged to ensure 98.1% population coverage. The population coverage is a portion of residents in the region where the services are ensured through the telecommunication network to the whole population of the Czech Republic expressed in per cents. The coverage is ensured when the following criteria are fulfilled:

      a) the region where GSM 1800 spectrum is used shall be deemed to be covered if at least 95% measurements carried out in the whole territory of the Czech Republic in the level of 1.5 metres above ground shows that the efficient level of the received signal is more than -92 dBm in 95% places;

      b) the regions where GSM 900 spectrum is used shall be deemed to be covered if at least 95% measurements carried out in the whole territory of the Czech Republic in the level of 1.5 metres above ground shows that the efficient level of the received signal is more than -97 dBm in 95% places;

      c) in the same channel for the useful intensity of the field under clauses a) and b), the protection ratio C/Ic = 9 dB must be kept in 95% places on the border of the region, required probability is 95%



D.    OTHER RIGHTS AND DUTIES

16. The Telecommunication Licence Holder, as a provider of the public telecommunication network under clause 1 hereof, is entitled to be awarded the Recognized Operation Agency statute pursuant to section 1008 of the Constitution of the International Telecommunication Union.

17. When ensuring the national security in connection with performing the telecommunication activities within the territory on which state of emergency was declared, the Telecommunication Licence Holder is obliged:

      a) to fulfil duties arising from legal regulations adopted to ensure protection and security of the state and from emergency economic measures;

      b) when preparing for the state of emergency and while solving the emergency to provide the Office, at its request, with information on measures taken, including proposed measures necessary for taking decisions by the Office;


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      c)   to establish and operate the public mobile telecommunication network so that it enables, if this is possible from the technical point of view, priority telecommunication services to the bodies of state administration and self-administration, armed forces, armed security corps as well as legal entities and individuals that fulfil tasks in the area of state defence and security and that are set forth in a special regulation.

18. The Telecommunication Licence Holder is obliged to provide for transmission of emergency calls according to the measures of the Office published in the Telecommunication Bulletin.

19. The Telecommunication Licence Holder is obliged to ensure necessary co-operation, including measuring device and staff, and to detach testing number of the network for the Office checking purposes.


E.    DATE OF THE TELECOMMUNICATION NETWORK OPERATION COMMENCEMENT

20. The date of the telecommunication network operation commencement under this Telecommunication Licence is the date when the Decision comes into force.


F.    TELECOMMUNICATION LICENCE VALIDITY

21. The Telecommunication Licence is granted for the period of 18 years following the date when the Decision on the Telecommunication Licence granting comes into force. Prior to the Telecommunication Licence term expiration, the Telecommunication Licence Holder may ask for the Licence term prolongation.


G.    Final Provisions

22. The Authorisation No. 110 823/99-611 of 7 October 1999 (hereinafter the "Authorisation") expires on the date when this Telecommunication Licence to establish and operate public mobile telecommunication network under GSM standard comes into force or on the date when the Telecommunication Licence to provide public telephone service through the public mobile telecommunication network No. 8951/2002-610 comes into force, whichever expires later. If an appeal against the Licence No. 8951/2002-610 is lodged, the licence to establish and operate public mobile telecommunication network under GSM standard is stayed by the time when the Licence No. 8951/2002-610 comes into force.



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SUBSTANTIATION

Cesky Mobil a.s. is a holder of the Authorisation. Based on the data notified by a letter of 27 April 2001 in accordance with section 107 (4) of the Act, the Administrative Procedure concerning the issuance of this Decision on granting the Telecommunication Licence to establish and operate public telecommunication network was opened on 30 April 2001. The data were completed on 29 June 2001. By a separately filed application dated 11 January 2002, the Company asked for allocation of another 9 channels in the 900 MHz band to increase qualitative and capacity parameters of its network and to ensure its further development. In the position on the file of 19 March 2002 the Company specified the number of required channels in the 900 MHz band to 5 and asked for allocation of further 20 channels in the 1800 MHz band.

Cesky Mobil a.s. submitted an excerpt from the Commercial Register, clean criminal records of members of the Board of Directors, documents proving financial capability to carry on the permitted telecommunication activity, documents on technical, organizational and personnel ensurance of the requested activity and general terms of the public telephone service provision.

Cesky Mobil a.s. has fulfilled the conditions of the Telecommunication Licence granting set forth in the Act.

Pursuant to section 25 (1) (h) of the Act, clause 15 of the Telecommunication Licence includes the requirements for the telecommunication activity specified within the tender for the Authorisation granting.

The Telecommunication Licence is granted for the period of 18 years following the date when the Decision on the Telecommunication Licence granting comes into force, which means for the remaining term of the Authorisation. Before the Telecommunication Licence term expires, the Telecommunication Licence Holder may ask for the Telecommunication Licence term prolongation, similarly as it was stipulated in the Authorisation.

The administrative fee for the Telecommunication Licence granting was not collected from the Applicant under Act No. 368/1992 Coll. on Administrative Fees, part XI, item 158 since Cesky Mobil a.s. has carried on the said activities according to the Authorisation issued under an act valid before the Act No. 151/2000 Coll. on telecommunications and on amendment to other acts became effective.

Requirements of Cesky Mobil a.s. for the Licence granting have been partially satisfied. The Company's request for allocation of another 5 channels in the 900 MHz band was not satisfied since another operators of GSM networks also applied for the 5 free channels. The disposable channels in 900 MHz band will be allocated to the GSM operators in the form of a tender. The request for 20 channels in the 1800 MHz band has been satisfied.

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The Decision on granting the Telecommunication Licence to provide public telephone services through the public mobile telecommunication network is issued under the number 8951/2002-610.

The usage of the Telecommunication Licence to establish and operate public mobile telecommunication network under GSM standard, which is being issued, and the possibility to terminate the Authorisation is conditioned by legal force of the Licence to provide public telephone service through the public mobile telecommunication network No. 8951/2002-610. Without the said licence the telecommunication network may not be used for provision of the services. This fact is reflected in the final provisions of the Telecommunication Licence stipulating that the effect of the Telecommunication Licence is bound with legal force of the Licence No. 8951/2002-610.

INSTRUCTION

An appeal against this Decision may be lodged to the Chairman of the Czech Telecommunications Office within 15 days after the delivery hereof. The appeal shall be submitted in two counterparts through the body which issued the Decision, i.e. the Czech Telecommunications Office, Division of
Telecommunication Networks and Service Regulation, with the registered office at Sokolovska 219, Prague 9, Post Box 02, 225 02 Prague 025.


                                            Regulation of Telecommunication
                                         Networks and Services Division Director
                                                    Ing. Marek Ebert



I hereby confirm that I have taken over the Decision

and I do / do not waive the right to the appeal.



In Prague on 26 June 2002